UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
    ☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Dash Labs, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 12, 2012

Physical address of issuer
175 Varick Street, 4th Floor, New York, NY 10014

Website of issuer
https://www.dash.by

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$518,515.02	$401,581
Cash & Cash Equivalents	$518,515.02	$363,596
Accounts Receivable	$0	$31,089
Short-term Debt	$29,032.63	$1,600,566
Long-term Debt	$1,975,339.07	$0
Revenues/Sales	$6,275	$1,423,132
Cost of Goods Sold	$1,871	$389,666
Taxes Paid	$0	$0
Net Income	$(691,836)	$(106143)

Annual Report
(EXHIBIT A TO FORM C-AR)
April 29, 2019

Dash Labs, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events. A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Dash Labs, Inc. is a Delaware C-Corporation, formed on July 12, 2012.

The Company is located at 175 Varick Street, 4th Floor, New York, NY 10014.

The Company's website is https://www.dash.by.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is subject to rapid technological change and is dependent on new product development. The industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. The Company's success will also depend substantially upon its ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, the business would be adversely affected.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products, participating in extended evaluations and configuring the products to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company relies on other companies to provide the hardware of their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide the underlying hardware which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two suppliers for the hardware.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

In general, demand for our products and services is highly correlated with the automotive industry, which is itself driven by consumers and therefore the general economic condition. A substantial portion of our revenue for the automotive industry is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA noted that the Company has incurred losses from inception of approximately $-1,794,289.03 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows operations in subsequent periods. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 70% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Dash is a robust connected-car platform that includes both a consumer-facing product and a suite of enterprise services for partners in the automotive and technology value chain.

Business Plan
Our initial consumer offering was a product that worked on most cars built after 1996, adding smartphone-based telematics features to make driving smarter, safer, greener, and more affordable for everyday drivers. The app automatically creates a history of all your drives; it also gives drivers behavioral feedback that lets individuals easily maximize their fuel economy. By adding one of the many compatible OBD adapters ('On-Board Diagnostic' devices that easily plug into the car dashboard, under the steering wheel), Dash can also perform engine diagnostics and display engine sensor readings in real time.

Dash's enterprise solution is called the "Vehicle Intelligence Platform," and has been used by our partners for projects ranging from usage-based insurance to automotive product development to urban planning initiatives.
We've delivered large-scale implementations for organizations such as Ford, Johnson Controls, New York's DOT, Allstate and our insurance partners in Europe. Our business model is working with these enterprise partners, with

monetization including data licensing, creating intelligence reports, developing machine learning models, and white-labeling our full technology stack.

At a glance:

- Connected car platform, harnessing telematics data from drivers and vehicles
- Focus on both consumer and enterprise, as well as developer tools (API and SDK)
- Hardware-agnostic - we have integrated with dozens of Bluetooth and cellular OBD devices
- 447,000 downloads of our Android and iPhone software, in 100+ countries
- Awards from The White House / Department of Energy, Ford, and Edmunds

The Company's Products and/or Services

Product / Service	Description	Current Market
Open connected car platform	Vehicle intelligence platform, including both a hardware and software component, that facilitates driver feedback, diagnostics, and data.	Companies such as Ford, Johnson Controls, Mann Hummel, and All State, who license the data and predictive maintenance algorithms

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are companies such as Ford, Johnson Controls, Mann Hummel, and All State, who license the data and predictive maintenance algorithms.

Intellectual Property
The Company is dependent on the following intellectual property:

Application or Registration #	Application Type	Title	Receipt Date	Grant Date	Country
62296341	Provisional	This invention relates to the calculation of fuel efficiency based on OBDII sensor data combined with vehicle metadata.	17-FEB-2016	n/a	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86172212	Application service provider featuring application programming interface (API) software for collecting, monitoring, aggregating, sharing, processing, analyzing and transmitting GPS, transportation, vehicle location and other vehicle data	CHASSIS	January 22, 2014	December 23, 2014	United States

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brian Langel	CTO, Treasurer	Technology
Jamyn Edis	CEO, President	Commercial

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in New York, 1 in Texas and off-shore team in Russia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	2,130,213	N/A	N/A	83.324%	N/A
Series A Preferred Stock	144,930*	Yes	N/A	5.669%	See below (Classes of securities of the Company)

*Reflects a total raise amount of $739,343.50, plus an additional $34,465.96 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Promissory Note	Angel Investors	$1,298,870	5%	Per Annum	N/A	June 30, 2016	_____

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Jamyn Edis and Brian Langel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Langel	Common Stock	35%
Jamyn Edis	Common Stock	35%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Dash Labs, Inc., a Delaware C-Corporation ("the Company"), was formed on June 1, 2012 and is headquartered in New York, New York. The Company offers a connected car platform that utilizes a data collection device and mobile application to track data on driving habits of users, in order to provide driver feedback to improve overall safety and provide cost savings. The Company also provides licenses to third parties to utilize the collected data and the predictive maintenance algorithm via the Company's Vehicle Intelligence Platform.

For the year ending in 2016, the Company received total revenue of $707,987, representing $668,714 in licensing and service fees and $39,273 in device sales. In 2017, the Company received a total revenue of $1,423,132 representing $1,086,457 in licensing and service fees and $336,675 in device sales. This resulted in an overall net loss in each of 2016 and 2017 of $161,565 and $106,143, respectively

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $275,000 in cash on hand as of March 31, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $13,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Promissory Note	March 15, 2015	Regulation D, 506(b)	Convertible Note	$1.29M	Engineering, Marketing, Business Development, AWS, Licenses, Hardware, Contractors, Office
Series A Preferred Stock	August 3, 2018	Regulation D 506(c) and Regulation CF	Preferred Stock	$773,809.46	Working capital, general expenses, infrastructure

Convertible Notes Payable
At June 30, 2017 and 2016, the Company has convertible notes outstanding of $1,298,870. These notes matured during the year ended June 30, 2016 and are currently in default. The notes accrue interest at 5% per annum and as of June 30, 2017 and 2016, total accrued interest on outstanding convertible notes is $232,681 and $157,896, respectively. Interest expense recognized on outstanding convertible notes for the years ended June 30, 2017 and 2016 is $74,787 and $71,147, respectively. The notes may be converted upon the following:
1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares ("Qualified Financing") or upon the sale, transfer, or other disposition of substantially all of the Company's assets, outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

No principal or interest amounts have been converted in either year ended June 30, 2017 or 2016.

Stockholder's Equity
The Company has 10,000,000, $0.001 par value, shares authorized, and 2,130,213 shares of common stock issued and outstanding at June 30, 2017 and 2016. There were no issuances of shares in either year ended June 30, 2017 or 2016. As of June 30, 2017 and 2016, 50,000 warrants to purchase an equal number of shares of stock were outstanding. These warrants expire in 2023.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

From time to time, the Company receives advances from shareholders to fund operations. These advances are non-interest bearing. At both June 30, 2017 and 2016, shareholder advances totaled $27,787.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jamyn Edis
(Signature)

Jamyn Edis
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jamyn Edis
(Signature)

Jamyn Edis
(Name)

Director
(Title)

April 29, 2019
(Date)

/s/Brian Langel
(Signature)

Brian Langel
(Name)

Director
(Title)

April 29, 2019
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

I, Jamyn Edis, certify that the financial statements of Dash Labs, Inc. included in this Form are true and complete in all material respects.

Jamyn Edis



CEO, Dash Labs, Inc.

Dash Labs, Inc.
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (XXXXXX 9597)	518,515.02
BUSINESS MARKET RATE SAVINGS (XXXXXX 4810)	0.00
Total Bank Accounts	$ 518,515.02
Other Current Assets	
Accrued Revenue	0.00
Prepaid Expenses	0.00
Total Other Current Assets	$ 0.00
Total Current Assets	$ 518,515.02
Fixed Assets	
Accumulated Depreciation	-7,282.00
Computer Equipment	14,591.33
Total Fixed Assets	$ 7,309.33
TOTAL ASSETS	$ 525,824.35
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-10,522.31
Total Accounts Payable	-$ 10,522.31
Credit Cards	
Brian CC (Old) 1	0.00
Jamyn Credit Card (Old)	0.00
Jamyn Credit Card 7675 (Wells Fargo)	0.00
WELLS FARGO BUSINESS ELITE SIGNATURE CARD (2113)	-79,713.40
WELLS FARGO CC (2121)	85,223.49
WELLS FARGO CC (2139)	33,744.85
Total WELLS FARGO BUSINESS ELITE SIGNATURE CARD (2113)	$ 39,254.94
Total Credit Cards	$ 39,254.94
Other Current Liabilities	
Accrued Expenses	300.00
Unearned Revenue	0.00
Total Other Current Liabilities	$ 300.00
Total Current Liabilities	$ 29,032.63
Long-Term Liabilities	
Convertible Note	1,975,339.07
Total Long-Term Liabilities	$ 1,975,339.07
Total Liabilities	$ 2,004,371.70
Equity	
APIC	22,787.00
Common Stock	23,849.00
Opening Balance Equity	0.00
Retained Earnings	-1,194,568.30
Net Income	-330,615.05
Total Equity	-$ 1,478,547.35
TOTAL LIABILITIES AND EQUITY	$ 525,824.35

Dash Labs, Inc.
Profit and Loss
January 1, 2018 - December 31, 2019

	Jan - Mar, 2018	Apr - Jun, 2018	Jul - Sep, 2018	Oct - Dec, 2018	Total
Income					
Sales					0.00
Advertising					0.00
Devices - Affiliate	354.83	256.37	187.61	364.04	1,162.85
Devices - Direct to Consumer	1,480.12	1,784.92	1,591.07	256.39	5,112.50
Total Sales	$ 1,834.95	$ 2,041.29	$ 1,778.68	$ 620.43	$ 6,275.35
Services					0.00
Technology Licensing Fee		114,441.00	109,695.00	11,920.00	236,056.00
Total Services	$ 0.00	$ 114,441.00	$ 109,695.00	$ 11,920.00	$ 236,056.00
Total Income	$ 1,834.95	$ 116,482.29	$ 111,473.68	$ 12,540.43	$ 242,331.35
Cost of Goods Sold					
Supplies & Materials - COGS			1,338.83	532.89	1,871.72
Total Cost of Goods Sold	$ 0.00	$ 0.00	$ 1,338.83	$ 532.89	$ 1,871.72
Gross Profit	$ 1,834.95	$ 116,482.29	$ 110,134.85	$ 12,007.54	$ 240,459.63
Expenses					
Accounting	2,650.00	900.00	900.00	900.00	5,350.00
Advertising/Marketing Fees	2,775.70	5,725.25	5,926.82	9,858.26	24,286.03
Bank Charges		46.00	91.00	77.00	214.00
Consulting- R&D	6,920.00	9,820.00	22,813.20	12,947.80	52,501.00
Depreciation Expense		1,879.00			1,879.00
Dues & Subscriptions	189.45	314.45	689.45	1,595.95	2,789.30
Insurance - Liability		245.00			245.00
Interest Expense	417.77	1,021.38	307.66	572.85	2,319.66
Legal & Professional Fees	2,500.00	15,668.75		150.00	18,318.75
Meals and Entertainment	4,583.20	4,737.28	3,956.12	4,230.46	17,507.06
Office Expenses	207.63	334.94	288.22	601.60	1,432.39
Other General and Admin Expenses	25.00	95.00			120.00
Rent or Lease	4,526.40	4,655.50	4,989.20	5,966.20	20,137.30
Salary	138,136.31	130,751.94	130,626.73	112,486.08	512,001.06
Shipping and delivery expense	53.75	223.80		38.79	316.34
Stationery & Printing				141.73	141.73
Supplies- R&D	12,697.82	12,536.32	457.73	2,326.82	28,018.69
Taxes & Licenses	3,495.00		2,700.00		6,195.00
Telephone	1,531.23	214.79	1,009.06	319.16	3,074.24
Testing- R&D			266.88	1,545.70	1,812.58
Travel	10,970.24	5,419.46	7,098.31	14,019.05	37,507.06
Web Hosting	714.33	645.00	664.99	645.00	2,669.32
Web Services	44,464.90	47,446.57	56,868.73	44,680.92	193,461.12
Total Expenses	$ 236,858.73	$ 242,680.43	$ 239,654.10	$ 213,103.37	$ 932,296.63
Net Operating Income	-$ 235,023.78	-$ 126,198.14	-$ 129,519.25	-$ 201,095.83	-$ 691,837.00
Other Income					
Interest Earned	0.32	0.15	0.02	0.01	0.50
Total Other Income	$ 0.32	$ 0.15	$ 0.02	$ 0.01	$ 0.50
Net Other Income	$ 0.32	$ 0.15	$ 0.02	$ 0.01	$ 0.50
Net Income	-$ 235,023.46	-$ 126,197.99	-$ 129,519.23	-$ 201,095.82	-$ 691,836.50